SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 0-4957
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Educational Development Corporation Employee 401(k) Plan
10302 East 55th Place
Tulsa Oklahoma 74146
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Educational Development Corporation
10302 East 55th Place
Tulsa Oklahoma 74146
(918) 622-4522

REQUIRED INFORMATION
Item 4. Plan financial statements and schedules for the year ended February 28, 2006 have been prepared in accordance with the financial reporting requirements of ERISA.

PAGE NUMBER
IN THIS REPORT
Statements of Net Assets Available for Benefits as of February 28, 2006 and February 28, 2005	F-1

Statement of Changes in Net Assets Available for Benefits for the year ended February 28, 2006	F-2
Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Educational Development Corporation
Employee 401(k) Plan

By: /s/ Randall W. White

Randall W. White, Trustee

May 17, 2006

Educational Development Corporation
Employee 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 28, 2006

	2006	2005
INVESTMENTS
Participant directed, at fair value -
Employer common stock	$1,505,495	$1,774,323
Mutual funds	405,047	341,485

Total investments	$1,910,542	$2,115,808

F-1

Educational Development Corporation
Employee 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED FEBRUARY 28, 2006

Dividends and interest	$27,055

Contributions by:
Employees	125,845
Employer	62,923
Rollover	—

Total contributions	188,768

Total additions	215,823

Less:
Distributions to former participants	53,822
Forfeitures	—

53,822

Net increase before realized gains and losses	162,001

Net realized and unrealized investment gains and (losses)	(365,916)

Plan expenses	(1,351)

Net decrease in net assets	(205,266)

Net assets available for benefits, beginning of year	2,115,808

Net assets available for benefits, end of year	$1,910,542

F-2